RIVERSTONE
RESOURCES INC.

RECEIVED
2007 MAY 16 A 10:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 8, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549


07023580

Attention: Filing Desk

Re: File No. 82-35016

SUPPL

Please find enclosed copies of the following documents:

- News Releases Dated:

  April 4, 2007
  April 16, 2007

- Form 52-109F2 – Certification of Interim Filings by CFO, dated April 12, 2007

- Form 52-109F2 – Certification of Interim Filings by CEO, dated April 12, 2007

Sincerely,

per/ L. Stefan
James Robertson
Director

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

SUITE 906 • 595 HOWE STREET • VANCOUVER BC • V6C 2T5
PHONE 604 801 5020 • FAX 604 801 6075



RESOURCES INC.
906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE CONFIRMS AND EXTENDS MULTIPLE GOLD ZONES ON KAO

April 4, 2007 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to report the results from the first seven holes of the recently completed Reverse Circulation ("RC") drilling program on the Kao Exploration Permit in Burkina Faso, West Africa. Six of the first seven drill holes returned multiple high-grade gold zones within a broad lower grade envelope. These higher grade gold zones were discovered during two Rotary Air Blast ("RAB") drilling programs conducted by the Company in August and October of 2006 and appear to have strike lengths ranging from 200 to 500 metres. The lower grade envelope has a minimum width of 350 metres and has been traced over a strike length of at least 1,100 metres.

Significant assay results are presented in the table below. It should be noted that intervals reported are drilled widths, which may not represent true widths of the mineralized zones.

HOLE NO.	FROM (metres)	TO (metres)	CORE INTERVAL (metres)	GRADE (g/t)
KAO-07-RC-001	0	126	126	0.33
including	40	42	2	1.10
and	58	66	8	1.20
and	82	88	6	1.08
KAO-07-RC-002	0	102	102	0.54
including	2	6	4	1.52
and	18	30	12	1.69
and	36	42	6	0.90
and	72	74	2	1.11
and	82	84	2	1.08
KAO-07-RC-003	No significant intercepts			
KAO-07-RC-004	0	96	96	0.59
including	14	38	24	1.36
and	54	64	10	1.26
KAO-07-RC-005	0	138	138	0.29
including	14	26	12	0.86
and	14	16	2	1.30
and	22	26	4	1.09
and	62	64	2	1.30
KAO-07-RC-006	0	102	102	0.45
including	0	30	30	1.22
or	2	18	16	1.62
KAO-07-RC-007	0	108	108	0.38
including	10	12	2	1.14
and	28	30	2	1.48
and	84	92	8	1.26

.../2



The first seven RC drill holes were drilled on the same line (see attached figure), and all holes were angled at -60° to undercut gold values identified in the RAB drilling. The RC drilling has confirmed that the near surface gold zones outlined in the RAB drilling extend to depth, and that gold values appear to be present within a silicified diorite. Each drill hole (except KAO-07-RC-003) intersected up to four zones of significant gold mineralization, over drilled widths of up to 34 metres. It should be noted that the entire lengths of the holes are anomalous in gold.

"We are very pleased with these results", commented M.D. McInnis, President of Riverstone Resources. "The footprint of this target is large and the drilling results suggest a good potential for a large, bulk mineable deposit".

The Kao RC program totaled 2,168 metres in 20 drill holes. The company is currently undertaking an aggressive exploration program on seven of its 13 properties in Burkina Faso. Mapping, sampling and approximately 9,000 metres of RAB and 1,800 metres of RC drilling are underway on properties in the Bissa area in addition to the work undertaken at Kao. The company expects to be releasing results from all of these programs over the next several weeks.

The Company maintains a rigorous quality control program involving the use of repeat assays, check assays at independent labs, and the use of verifiable blanks and standards from an accredited Canadian laboratory. All RC samples were assayed using standard fire assay with atomic absorption techniques, at the independent Abilab Burkina SARL laboratories in Ouagadougou, Burkina Faso, which is part of the ALS Chemex group.

For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
CEO & President

For further information contact:

Michael D. McInnis, President
Phone: 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations
1-403-240-0555
Email: info@riverstoneresources.com

Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release.
Certain statements made and information contained in this news release and elsewhere constitutes "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

10
40
40
19
18 17
16 15
14 13
12
3 4 5 6 7 2 1
8 9
11 10


0
200
Metres

40
10
Geochemical soil sample contour (ppb)

● RC Drill Hole - results available

○ RC Drill Hole - results pending

RIVERSTONE RESOURCES INC.

KAO PROPERTY
DRILL HOLE PLAN MAP

82-35016



RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE INTERSECTS 10 METRES OF 3.55 G/T GOLD ON KAO

April 16, 2007 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to report results from the final thirteen holes of the recently completed Reverse Circulation ("RC") drilling program on the Kao Exploration Permit in Burkina Faso, West Africa. Nine of the thirteen drill holes returned significant gold values over considerable widths, adding to the positive results already reported from six of the first seven drill holes (*see News Release dated Apr 04, 2007)*. The RC drill results indicate the presence of a very large gold-bearing system that is open in all directions.

The most recent drill results confirm the presence of multiple, parallel high-grade gold zones within a broad lower-grade envelope. These gold zones were discovered during two Rotary Air Blast ("RAB") drilling programs conducted by the Company in August and October of 2006 and appear to have strike lengths ranging from 200 to 500 metres. The lower grade envelope has a minimum width of 350 metres and has been traced over a strike length of at least 1,100 metres. It is part of a larger gold-in-soils geochemical anomaly, which has a minimum strike length of four kilometres.

Significant assay results are presented in the table below. Intervals reported are drilled widths, which may not represent true widths of the mineralized zones.

HOLE NO.	FROM (metres)	TO (metres)	CORE INTERVAL (metres)	GRADE (g/t)
KAO-07-RC-008	**10**	**12**	**2**	**21.46**
KAO-07-RC-009	50	70	20	0.55
KAO-07-RC-012	0	138	138	0.50
including	**56**	**66**	**10**	**3.55**
and including	96	98	2	1.11
and including	**126**	**132**	**6**	**1.05**
KAO-07-RC-013	14	16	2	1.13
KAO-07-RC-014	30	32	2	2.83
and	**54**	**66**	**12**	**1.03**
or	**60**	**66**	**6**	**1.53**
and	78	80	2	1.90
KAO-07-RC-016	**32**	**40**	**8**	**2.20**
KAO-07-RC-017	16	18	2	1.01
and	**60**	**64**	**4**	**6.77**
KAO-07-RC-019	**48**	**56**	**8**	**1.07**
and	116	118	2	1.18
KAO-07-RC-020	58	60	2	1.28



The last thirteen RC drill holes were drilled on lines 200 metres south and 200 metres north of the first seven. (see attached figure). KAO-07-RC-020 was drilled 900 metres to the north of the first seven holes to test a geophysical anomaly. All holes were angled to undercut gold values identified in the RAB drilling. The RC drilling has confirmed that the near-surface gold zones outlined in the RAB drilling continue to depth, and that gold values are present within a silicified diorite. Most drill holes intersected between one and four zones of significant gold mineralization over drilled widths of up to 34 meters. The entire lengths of many of the holes are anomalous in gold.

This wide-spaced RC drill program confirms that the gold-bearing zones are present over a strike length of at least 1,100 meters. Drill hole KAO-07-RC-019 undercut a new parallel target to the west, containing two separate gold bearing intervals. Geophysical surveys completed by the Company in December of 2006 indicate the presence of a 600 metre long conductor underlying the area tested by hole 019.

"We are encouraged by the fact that these higher grade zones are parallel, rather than en-echelon, which enhances the potential economics of a bulk mineable deposit", commented M.D. McInnis, President of Riverstone Resources. "In addition, all of the surrounding rock contains anomalous gold, which further enhances the project".

The Kao RC program totaled 2,168 metres in 20 drill holes. The company is in the midst of aggressive exploration programs on seven of its 13 properties in Burkina Faso. Mapping, sampling and approximately 9,000 metres of RAB and 1,800 metres of RC drilling are underway on properties in the Bissa area. The company expects to be releasing results from these programs over the next four to six weeks.

The Company maintains a rigorous quality control program involving the use of repeat assays, check assays at independent labs, and the use of verifiable blanks and standards from an accredited Canadian lab. All RC samples were assayed using standard fire assay with atomic absorption techniques, at the independent Abilab Burkina SARL laboratories in Ouagadougou, Burkina Faso, which is part of the ALS Chemex group.

For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,, CEO & President

For further information contact:

Michael D. McInnis, President T: 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations T: 1-403-240-0555
Email: info@riverstoneresources.com

Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release.
Certain statements made and information contained in this news release and elsewhere constitutes "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.


10
40
40
19
18
17
16
15
14
13
12
3
4
5
6
7
2
1
8
9
11
10
0
200
Metres
40
10
Geochemical Soil Sample Contour (ppb)
RC Drill Hole - Significant Gold Intercepts
RC Drill Hole - No Significant Gold Intercepts
RIVERSTONE RESOURCES INC.
KAO PROPERTY
DRILL HOLE PLAN MAP

82-35016

82-35016

Form 52-109F2 – Certification of Interim Filings

I, **Kerry Spong,** Chief Financial Officer of **Riverstone Resources Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Riverstone Resources Inc.** (the issuer) for the period ending January 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 12, 2007

"Kerry Spong"

Kerry Spong, Chief Financial Officer

82-35016

Form 52-109F2 – Certification of Interim Filings

I, **Michael D. McInnis,** Chief Executive Officer of **Riverstone Resources Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Riverstone Resources Inc.** (the issuer) for the period ending January 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 12, 2007

"Michael D. McInnis"

Michael D. McInnis, Chief Executive Officer

END